Exhibit 99.1

Fiverr Announces First Quarter 2024 Results

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Strong start to the year with Q1 results ahead of expectations. We executed on our key strategic priorities, delivering revenue at the top end of our guidance, and Adjusted EBITDA ahead of our guidance range.

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GMV acceleration led by SPB expansion. Strong execution on Fiverr Business Solutions and our push into complex services enabled us to drive GMV acceleration amid a continued challenging hiring environment. SPB grew 8% y/y, the strongest growth in more than a year.

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Announced authorization of share repurchase program of up to $100M. We recently announced our first-ever stock repurchase program, demonstrating our confidence in Fiverr’s long-term opportunity and commitment to creating shareholder value. Our strong balance sheet and cash flow generation enable us to return capital to shareholders and also support long-term strategic investments.

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Well on track to deliver 2024 guidance. We are raising the low end of our 2024 guidance range for both revenue and Adjusted EBITDA. We continue to navigate the current macro cycle with discipline and pragmatism, while investing strategically in upmarket, complex services and AI to drive long-term growth.

NEW YORK, May 9, 2024 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the first quarter 2024. Additional operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“We are off to a good start in 2024. While we continue to operate in a very challenging macro with a weak hiring environment and the lowest SMB sentiment in over a decade, our efforts in going upmarket and driving growth in complex services are paying off,” said Micha Kaufman, founder and CEO of Fiverr. “As we think about building the next leg of growth for Fiverr, we are putting trust as our north star, and embracing AI to deepen our relationship with our customers and deliver the next-gen matching experience on our marketplace.”

"Our financial performance this quarter reflects the strength of our underlying business and the discipline and efficiency in our execution strategy,” said Ofer Katz, President and CFO of Fiverr. “We also announced our first-ever share repurchase program as we optimize our capital allocation strategy to deliver shareholder value while investing into the long-term growth of the company. For the remainder of 2024, we look to build on the momentum across our product portfolio and are on track to deliver on our full year guidance.”

First Quarter 2024 Financial Highlights

●	Revenue in the first quarter of 2024 was $93.5 million, compared to $88.0 million in the first quarter of 2023, an increase of 6.3% year over year.
●	Active buyers[1] as of March 31, 2024 was 4.0 million, compared to 4.3 million as of March 31, 2023, a decrease of 6% year over year.
●	Spend per buyer[1] as of March 31, 2024 reached $284, compared to $262 as of March 31, 2023, an increase of 8% year over year.
●	Take rate[1] for the period ended March 31, 2024 was 32.3%, up from 30.4% for the period ended March 31, 2023, an increase of 190 basis points year over year.
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GAAP gross margin in the first quarter of 2024 was 83.5%, an increase of 130 basis points from 82.2% in the first quarter of 2023. Non-GAAP gross margin[1] in the first quarter of 2024 was 84.9%, an increase of 100 basis points from 83.9% in the first quarter of 2023.

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GAAP net income in the first quarter of 2024 was $0.8 million, or $0.02 basic and diluted net income per share, compared to ($4.3) million net loss, or ($0.11) basic and diluted net loss per share, in the first quarter of 2023.

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Non-GAAP net income[1] in the first quarter of 2024 was $21.7 million, or $0.56 basic non-GAAP net income per share[1] and $0.52 diluted non-GAAP net income per share[1], compared to $14.6 million non-GAAP net income, or $0.39 basic non-GAAP net income per share[1] and $0.36 diluted non-GAAP net income per share[1], in the first quarter of 2023.

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Adjusted EBITDA[1] in the first quarter of 2024 was $16.0 million, compared to $11.3 million in the first quarter of 2023. Adjusted EBITDA margin[1] was 17.1% in the first quarter of 2024, compared to 12.8% in the first quarter of 2023.

1 This is a non-GAAP financial measure or Key Performance Metric. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

Financial Outlook

Our Q2’24 outlook and updated full year 2024 guidance reflects the recent trends on our marketplace and is largely consistent with our prior expectations.

	Q2 2024	FY 2024
Revenue	$93.5 - $95.5 million	$381.0 - $387.0 million
y/y growth	5% - 7% y/y growth	5% - 7% y/y growth
Adjusted EBITDA(1)	$16.0 - $18.0 million	$67.0 - $73.0 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Thursday, May 9, 2024, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here.

About Fiverr

Fiverr’s mission is to change how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, over 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr Business Solutions, large companies can find the right talent and tools, tailored to their needs to help them thrive and grow. On Fiverr, you can find over 700 skills, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on X, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$190,074	$183,674
Marketable securities	188,882	147,806
User funds	163,222	151,602
Bank deposits	109,754	85,893
Restricted deposit	1,284	1,284
Other receivables	26,953	24,217
Total current assets	680,169	594,476

Marketable securities	277,837	328,332
Property and equipment, net	4,705	4,735
Operating lease right of use asset	6,121	6,720
Intangible assets, net	10,043	10,722
Goodwill	77,270	77,270
Other non-current assets	1,304	1,349
Total assets	$1,057,449	$1,023,604

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$4,671	$5,494
User accounts	152,126	142,203
Deferred revenue	12,942	11,047
Other account payables and accrued expenses	48,288	44,110
Operating lease liabilities	2,541	2,571
Total current liabilities	220,568	205,425

Long-term liabilities:
Convertible notes	455,942	455,305
Operating lease liabilities	3,815	4,482
Other non-current liabilities	2,641	2,618
Total long-term liabilities	462,398	462,405
Total liabilities	$682,966	$667,830

Shareholders' equity:
Share capital and additional paid-in capital	660,276	640,846
Accumulated deficit	(283,570)	(284,358)
Accumulated other comprehensive income (loss)	(2,223)	(714)
Total shareholders' equity	374,483	355,774
Total liabilities and shareholders' equity	$1,057,449	$1,023,604

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
Revenue	$93,524	$87,956
Cost of revenue	15,448	15,666
Gross profit	78,076	72,290

Operating expenses:
Research and development	23,633	21,887
Sales and marketing	42,152	42,050
General and administrative	16,451	15,499
Total operating expenses	82,236	79,436
Operating loss	(4,160)	(7,146)
Financial income, net	6,661	3,084
Income (loss) before income taxes	2,501	(4,062)
Income taxes	(1,713)	(210)
Net income (loss) attributable to ordinary shareholders	$788	$(4,272)
Basic net income (loss) per share attributable to ordinary shareholders	$0.02	$(0.11)
Basic weighted average ordinary shares	38,756,151	37,691,691
Diluted net income (loss) per share attributable to ordinary shareholders	$0.02	$(0.11)
Diluted weighted average ordinary shares	39,604,979	37,691,691

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
Operating Activities
Net income (loss)	$788	(4,272)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,150	1,725
Exchange rate fluctuations and other items, net	111	89
Amortization of premium and accretion of discount of marketable securities, net	(1,094)	856
Amortization of discount and issuance costs of convertible notes	637	634
Shared-based compensation	19,020	16,719
Changes in assets and liabilities:
User funds	(11,620)	(15,906)
Operating lease ROU assets and liabilities	(98)	(248)
Other receivables	(2,976)	(974)
Trade payables	(828)	(3,785)
Deferred revenue	1,895	1,619
User accounts	9,923	14,963
Account payable, accrued expenses and other	4,265	1,558
Non-current liabilities	23	525
Net cash provided by operating activities	21,196	13,503

Investing Activities
Investment in marketable securities	(30,734)	(62,558)
Proceeds from sale of marketable securities	40,085	54,300
Bank and restricted deposits	(23,861)	(30)
Purchase of property and equipment	(378)	(328)
Capitalization of internal-use software and other	(20)	(5)
Net cash used in investing activities	(14,908)	(8,621)

Financing Activities
Proceeds from exercise of share options	442	1,750
Tax withholding in connection with employees' options exercises and vested RSUs	(221)	331
Net cash provided by financing activities	221	2,081

Effect of exchange rate fluctuations on cash and cash equivalents	(109)	(63)

Increase in cash, cash equivalents and restricted cash	6,400	6,900
Cash, cash equivalents and restricted cash at the beginning of period	183,674	87,889
Cash and cash equivalents at the end of period	$190,074	94,789

KEY PERFORMANCE METRICS

	Twelve Months Ended
	March 31,
	2024	2023

Annual active buyers (in thousands)	4,000	4,263
Annual spend per buyer ($)	284	262

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
GAAP gross profit	$78,076	$72,290
Add:
Share-based compensation and other	678	613
Depreciation and amortization	613	928
Non-GAAP gross profit	$79,367	$73,831
Non-GAAP gross margin	84.9%	83.9%

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
GAAP net income (loss) attributable to ordinary shareholders	$788	$(4,272)
Add:
Depreciation and amortization	1,150	1,725
Share-based compensation	19,020	16,719
Contingent consideration revaluation, acquisition related costs and other	9	-
Convertible notes amortization of discount and issuance costs	637	634
Exchange rate (gain)/loss, net	128	(163)
Non-GAAP net income	$21,732	$14,643
Weighted average number of ordinary shares - basic	38,756,151	37,691,691
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.56	$0.39

Weighted average number of ordinary shares - diluted	41,758,840	41,197,049
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.52	$0.36

RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
GAAP net income (loss)	$788	$(4,272)
Add:
Financial income, net	(6,661)	(3,084)
Income taxes	1,713	210
Depreciation and amortization	1,150	1,725
Share-based compensation	19,020	16,719
Contingent consideration revaluation, acquisition related costs and other	9	-
Adjusted EBITDA	$16,019	$11,298
Adjusted EBITDA margin	17.1%	12.8%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
GAAP research and development	$23,633	$21,887
Less:
Share-based compensation	6,836	5,784
Depreciation and amortization	201	209
Non-GAAP research and development	$16,596	$15,894

GAAP sales and marketing	$42,152	$42,050
Less:
Share-based compensation	3,436	3,269
Depreciation and amortization	264	502
Non-GAAP sales and marketing	$38,452	$38,279

GAAP general and administrative	$16,451	$15,499
Less:
Share-based compensation	8,070	7,053
Depreciation and amortization	72	86
Contingent consideration revaluation, acquisition related costs and other	9	-
Non-GAAP general and administrative	$8,300	$8,360

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin guidance for the second quarter of 2024 and the fiscal year ending December 31, 2024, and long term to net income (loss), the nearest comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the second quarter of 2024, the fiscal year ending December 31, 2024, our business plans and strategy, our expectations regarding AI services and developments, our product portfolio, our stock repurchase plan and expected shareholder value, our customer relationships and experiences, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: political, economic and military instability in Israel, including related to the war in Israel; our ability to successfully implement our business plan within adverse economic conditions that may impact the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to achieve or maintain profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our website; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our operations within a competitive market; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2024, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.